SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No X
                                 ---       ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------------

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company") dated August 6, 2003, announcing that it has provided the U.S. Food and Drug Administration (the "FDA") with additional data and statistical analyses in connection with the FDA's expedited review of the Company's Novacor (R) LVAS product. The Company also provided the date of its conference call announcing financial results for the second quarter of fiscal 2003.

News Release

FOR IMMEDIATE RELEASE

WORLDHEART PROVIDES FDA WITH ADDITIONAL ANALYSES FOR EXPANDED INDICATION REVIEW

        AND ANNOUNCES DATE OF CONFERENCE CALL FOR SECOND QUARTER RESULTS

OAKLAND, CA. - August 6, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today announced that it has provided the U.S. Food and Drug Administration (FDA) with an amended submission in response to the FDA's March 2003 request for additional data and statistical analyses. The FDA requested the information as part of its expedited review of WorldHeart's Destination Therapy Premarket Approval (PMA) Supplement for its Novacor(R) LVAS (left ventricular assist system).

WorldHeart expects a decision from the FDA this year as to expanding the Novacor LVAS patient population to include a portion of end-stage heart-failure patients who, at the time of implantation of the device, are not candidates for transplantation.

Novacor LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. In the United States and Canada, it is commercially approved as a bridge to transplantation. The FDA filed WorldHeart's PMA Supplement on November 22, 2002. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the system is currently commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

"We are encouraged by the interaction we have had with the FDA during this process and we will continue to work together with them to bring this review to its conclusion," said Rod Bryden, WorldHeart's President and CEO. "Material updates will be provided as warranted."

"The almost two-decade clinical history of the Novacor LVAS includes no recipient deaths attributed to device failure in more than 1450 implants. We believe our data for the Novacor LVAS demonstrate a significant survival benefit, well-characterized efficacy, and unmatched multiyear reliability and durability," stated Mr. Bryden. "Therefore, we think that there is a compelling basis for indication expansion."

WorldHeart also announced today that it will hold a telephone conference call for shareholders, media and interested members of the financial community following the release of second-quarter results for the period ended June 30, 2003.

The results will be released via Canada NewsWire and PR Newswire at approximately 2 p.m. on August 12, and will be followed by the conference call at 4:00 p.m. (ET). Rod Bryden, President and Chief Executive Officer will host the call. Dr. Tofy Mussivand, Chairman and Chief Scientific Officer and Ian W. Malone, Vice-President, Finance and Chief Financial Officer, will accompany him.

To participate, please call 1-800-298-3006 ten minutes before the call begins.
A recording of the presentation and question period will be available for review starting at 6:00 p.m. on August 12, 2003. The recording can be accessed by dialing 1-800-558-5253 and entering reservation number 21157632 . It will be available until midnight on September 12, 2003.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:

Michelle Banning
Manager, Corporate Communications
(510) 563-4995 or (613) 226-4278 x 2995
michelle.banning@worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       World Heart Corporation


     Date: August 7, 2003              By:      /s/  Ian Malone
                                          --------------------------------------
                                          Name:   Ian Malone
                                          Title:  Vice President Finance and
                                                  Chief Financial Officer